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                                                               Exhibit 99(a)(8)
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                                     NEWS RELEASE

FOR IMMEDIATE RELEASE

                          Supercanal, Tescorp Reach Amended
                                  Merger Agreement,
                          Supercanal Announces Tender Offer


    Mendoza, Argentina (December 5, 1997) -- Supercanal Holding S.A. announced today that it has purchased approximately 31% of the outstanding common stock of Tescorp, Inc. (NASDAQ:TESC) and will be making a tender offer for the remaining Tescorp Common Stock as well as for Tescorp's Series 1995 8% Preferred Stock.

    In today's transaction, a Supercanal subsidiary purchased 6,006,006 newly issued shares of Tescorp common stock for a total of $20 million. A $5 million deposit made by Supercanal in connection with the execution of an agreement in September was credited against the purchase price.

    Supercanal, through its subsidiary, will be soliciting tenders of the remainder of Tescorp's outstanding common stock for $4.50 per share and will be soliciting tenders of Tescorp's outstanding Series 1995 8% Preferred Stock for $144 per share plus an amount equal to accrued dividend. The obligation to accept shares which are tendered in response to that solicitation will be subject to a number of conditions, including the condition that the tendered shares, together with shares already owned by Supercanal, total at least two thirds of the outstanding Tescorp common stock and two thirds of the outstanding Tescorp 8% Preferred Stock.

    If the tender offer is completed, the Supercanal subsidiary will be merged with Tescorp in a transaction in which Supercanal will become the sole stockholder of the surviving corporation and the pre-merger Tescorp stockholders (other than Supercanal and its subsidiary) will receive cash of $4.50 per share of common stock and $144 per share of 8% Preferred Stock, plus any unpaid dividends.

    Tescorp will be sending holders of its Series 1990 10% Preferred Stock notice of redemption of that stock for $5 per share plus accrued and unpaid dividends. However, until the end of the 60 day period, holders will have the right to convert each share of 10% Preferred Stock into 1.2531 shares of Tescorp common stock. Until the Supercanal tender offer expires, common stock obtained by converting 10% Preferred Stock can be tendered for the equivalent of $5.639 per share of 10% Preferred Stock,


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subject to the conditions of the tender offer being met.  Holders of 10%
Preferred Stock who convert it after the tender offer expires will receive the same $5.639 per share of 10% Preferred Stock in the merger of the Supercanal subsidiary with Tescorp. Holders who do not convert 10% Preferred Stock during the 60 day period will receive only $5 per share of 10% Preferred Stock.

    Documents relating to the tender offer will be sent to Tescorp stockholders shortly.

    Daniel E. Vila, chairman and CEO of Supercanal Holding, said, "Jack Crosby, chairman and CEO of Tescorp, and his management team have done an outstanding job of building their company. We are delighted with this opportunity to work together with them on this merger. It is part of our ongoing commitment to build a major cable and telecommunications company that will play an important role in the growth and development of Argentina."

    Tescorp, Inc. acquires and develops cable systems and communications properties in Latin America concentrating on Argentina. For the fiscal year ended March 1997, Tescorp revenue increased 41% to $22.6 million. The Tescorp transaction will provide Supercanal with roughly 130,000 new subscribers including 70,000 existing subscribers primarily in the Patagonia and Tierra del Fuego regions and an additional 60,000 subscribers through existing purchase options and systems available for acquisition. Tescorp also holds a license to provide data services to its customers.

    Supercanal Holding S.A. provides multi-channel television services via cable, wireless and DBS technology in Argentina. The company is the largest multiple system operator (MSO) in Argentina operating exclusively outside the Province of Buenos Aires.

    Argentina has Latin America's highest cable penetration rate. The country's 1996 per capita gross domestic product was the highest in the region.

    For further information, contact Mario Repetto at (305) 371-9144 or Frank
N. Hawkins, Jr./Julie Marshall at Hawk Associates, Inc. at (305) 852-2383.